PHOENIX ENERGY RESOURCES CORPORATION
1001 Bayhill Drive
2nd Floor
Suite 200
San Bruno, CA 94066

To: Securities and Exchange Commission

VIA EDGAR

December 8, 2009

Re:         Phoenix Energy Resources,Inc.
Form 10-K for the year ended June 30, 2009
Filed October 13, 2009
File No. 000-52843

Dear Mr. Hodgdon:

We are in receipt of your letter dated November 30, 2009. We apologize for the delayed response but we have been having technical issues with our communication systems. We will respond to the comments issued to us on October 30, 2009 within the next two weeks. Please do not hesitate to contact us with any questions.

Yours truly,

Phoenix Energy Resources Corporation

By:         /s/ Rene Ronal Soullier
Rene Ronald Soullier
Director